Aduro Clean Technologies Inc.

Consolidated Financial Statements

For the Year Ended May 31, 2026

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aduro Clean Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aduro Clean Technologies Inc. (the “Company”) as of May 31, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended May 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018.

Vancouver, Canada

August 31, 2026

1054

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	May 31, 2026	May 31, 2025
ASSETS
Current
Cash and cash equivalents	$38,298,048	$6,957,846
Deposits and prepaid expenses (Note 5)	801,199	1,161,722
Other receivables (Note 6)	253,376	304,424
Deferred transaction costs	-	137,051
	39,352,623	8,561,043
Non-current
Property and equipment (Note 7)	8,364,196	4,109,459
Right of use assets (Note 8)	480,177	163,918
	8,844,373	4,273,377
Total Assets	$48,196,996	$12,834,420
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 12)	$707,067	$468,037
Lease liability - current portion (Note 9)	89,436	60,621
	796,503	528,658
Non-current
Lease liability - non-current portion (Note 9)	395,319	110,332
Derivative financial liability (Note 10)	17,150,532	403,053
	17,545,851	513,385
Shareholders' equity (Note 11)
Share capital	79,176,198	38,114,675
Share subscription received	211,687	-
Warrant reserve	226,877	453,278
Contributed surplus	12,130,759	8,266,290
Accumulated deficit	(61,890,879)	(35,041,866)
	29,854,642	11,792,377
Total Liabilities and Shareholders' Equity	$48,196,996	$12,834,420

Nature and continuance of operations (Note 1)

Subsequent events (Notes 11 and 22)

Approved on behalf of the Board of Directors on August 31, 2026:

  "Ofer Vicus"                   , Director   "Peter Kampian"              , Director

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Year ended May 31, 2026	Year ended May 31, 2025

Revenue (Note 13)	$167,206	$231,212

Expenses
Research and development (Note 16)	7,473,717	5,458,818
General and administrative (Note 15)	10,030,369	6,093,918
Depreciation and amortization (Notes 7 & 8)	702,075	536,302
Finance costs (Note 14)	13,747	12,321
Foreign exchange	(255,207)	67,779
	17,964,701	12,169,138
Loss before other items	(17,797,495)	(11,937,926)
Other items
Change in fair value of derivative financial liability (Note 10)	(9,979,637)	(220,916)
Other income	895,306	13,052
Gain on write-off of trade payables	32,813	-
Loss and comprehensive loss	$(26,849,013)	$(12,145,790)
Basic and diluted loss per share	$(0.835)	$(0.446)
Weighted average number of common shares outstanding	32,170,008	27,225,530

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Share Subscription Received	Warrant Reserve	Contributed Surplus	Accumulated Deficit	Total
Balance, May 31, 2024	21,759,130	$22,477,986	-	$1,328,901	$5,445,407	$(22,896,076)	$6,356,218
Shares issued on exercise of Class B Special Warrants (Note 11)	4,102,562	-	-	-	-	-	-
Shares and warrants issued (Note 11)	834,178	2,955,153	-	372,155	21,536	-	3,348,844
Shares and warrants issued - US Public Offering (Note 11)	1,063,647	5,148,178	-	-	-	-	5,148,178
Derivative financial liability (Note 10)	-	(182,137)	-	-	-	-	(182,137)
Shares issued on exercise of warrants (Note 11)	1,647,283	6,490,994	-	(1,247,778)	(44,166)	-	5,199,050
Shares issued on exercise of options (Note 11)	206,378	1,224,501	-	-	(392,075)	-	832,426
Share-based compensation expense (Note 17)	-	-	-	-	3,235,588	-	3,235,588
Net loss for the year	-	-	-	-	-	(12,145,790)	(12,145,790)
Balance, May 31, 2025	29,613,178	$38,114,675	-	$453,278	$8,266,290	$(35,041,866)	$11,792,377
Shares and warrants issued - US Public Offering (Note 11)	3,090,047	39,953,795	-	-	-	-	39,953,795
Derivative financial liability (Note 10)	-	(8,332,321)	-	-	-	-	(8,332,321)
Shares issued on exercise of warrants (Note 11)	387,484	4,578,802	-	(226,401)	(7,007)	-	4,345,394
Shares issued on exercise of options (Note 11)	707,175	4,005,847	-	-	(1,630,675)	-	2,375,172
Share subscription received	-	-	211,687	-	-	-	211,687
Share-based compensation expense (Note 17)	-	-	-	-	6,357,551	-	6,357,551
RSUs issued and vested (Note 11)	70,000	855,400	-	-	(855,400)	-	-
Net loss for the year	-	-	-	-	-	(26,849,013)	(26,849,013)
Balance, May 31, 2026	33,867,884	$79,176,198	$211,687	$226,877	$12,130,759	$(61,890,879)	$29,854,642

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Year ended May 31, 2026	Year ended May 31, 2025
Operating Activities
Net loss for the year	$(26,849,013)	$(12,145,790)
Items not affecting cash:
Depreciation and amortization	702,075	536,302
Share-based compensation expense (Note 17)	6,357,551	3,235,588
Interest expense accrued	13,747	11,859
Interest income	(705,097)	-
Gain on lease amendment	(11,596)	(13,052)
Gain on write-off of trade payables	(32,813)	-
Change in fair value of derivative financial liability (Note 10)	9,979,637	220,916
Changes in non-cash working capital (Note 21)	689,446	(829,674)
Cash used in operating activities	(9,856,063)	(8,983,851)
Financing Activities
Share subscription received	211,687	-
Issue of common shares, net of issuing costs (Note 11)	45,164,353	14,746,978
Finance lease repayments (Note 9)	(75,090)	(58,649)
Deferred transaction costs	-	(120,549)
Cash provided by financing activities	45,300,950	14,567,780
Investing activities
Property and equipment acquired	(4,809,782)	(1,440,659)
Interest income	705,097	-
Cash used in investing activities	(4,104,685)	(1,440,659)
Change in cash during the year	31,340,202	4,143,270
Cash and cash equivalents, start of year	6,957,846	2,814,576
Cash and cash equivalents, end of year	$38,298,048	$6,957,846

Supplementary disclosure of non-cash activities:

	$	$
Property and equipment additions in accounts payable at year-end	110,433	33,885
Deferred transaction costs in accounts payable at year-end	-	82,580
Deferred transaction costs reclassified to share capital	137,051	-
New right of use asset and related lease liability recognised at start of lease	472,214	161,949

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR". On May 27, 2026, the Company's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "ACT". The Company concurrently delisted its common shares from the CSE.

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at May 31, 2026, the Company has developed and owns eleven patents, seven granted and four pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5. During the year ended May 31, 2026, the Company closed two underwritten U.S. public offerings (Note 11) which generated net proceeds of $11,217,825 and $28,735,970, respectively. These proceeds will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at May 31, 2026, the Company had a deficit of $61,890,879 since inception and incurred negative operating cash flows. As at May 31, 2026, the Company's working capital balance was $38,556,120 (May 31, 2025: $8,032,385) and available cash of $38,298,048 (May 31, 2025: $6,957,846). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements (the "Financial Statements") have been prepared based on the principles of IFRS Accounting Standards ("IFRS"). Preparation of these Financial Statements in accordance with IFRS requires the use of certain significant accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity and areas where assumptions and estimates are significant to these Financial Statements are disclosed in Note 4.

These Financial Statements were authorized for issue by the Board of Directors on August 31, 2026.

b) Basis of consolidation

The Financial Statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

c) Basis of measurement

The Financial Statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3.

d) Functional and presentation currency

These Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. MATERIAL ACCOUNTING POLICY INFORMATION

The material accounting policy information set out below has been applied consistently to all periods presented in these Financial Statements, unless otherwise indicated.

a) Foreign currency transaction

The Canadian dollar is the functional and presentation currency of the Company and its subsidiaries. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to the functional currency at the exchange rate in effect on the statement of financial position date with any resulting foreign exchange gain or loss recognized in net income (loss).

Non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rate in effect on the date of the transaction. Foreign currency gains and losses on transactions are reported on a net basis and recognized in foreign exchange under Expenses within Statements of Loss and Comprehensive Loss.

b) Financial instruments

All financial instruments are measured at fair value upon initial recognition of the transaction.

Measurement

Measurement in subsequent periods is dependent on whether the instrument is classified as "amortized cost", "fair value through profit or loss" or "fair value through other comprehensive income".

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset expire or it transfers the right to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

All of the Company's financial assets and liabilities are classified as amortized cost, except for the derivative financial liability, which is measured at fair value through profit or loss.

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value, adjusted for any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Financial liabilities (except for the derivative financial liability) are subsequently measured at amortized cost using the effective interest method.

c) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.

The costs of day-to-day servicing of property and equipment (i.e., repairs and maintenance) are recognized under Expenses in the Statements of Loss and Comprehensive Loss as incurred.

A summary of the expected life and residual values for the Company's property and equipment as at May 31, 2026 and 2025 was as follows:

	Expected Life	Residual Values
Computer equipment	5 years	-
Leasehold improvements	5 years	-
Laboratory	20 years	-
Motor vehicle	4 years	-
Office equipment	10 years	-
Research equipment	20 years	-

Depreciation is calculated based on the cost of the asset, less its estimated residual value. Depreciation is recognized in the Statements of Loss and Comprehensive Loss on a straight-line basis over the estimated useful lives of each class of asset.

An item of property and equipment is derecognized when it is either disposed of or when it is determined that no further economic benefit is expected from the item's future use or disposal. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal, less associated costs of disposal, with the carrying amount of property and equipment, and are recognized in Other Items within the Statements of Loss and Comprehensive Loss.

d) Identifiable intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Finite life intangible assets are amortized on a straight-line basis over their useful lives. Intangible assets with an indefinite useful life are not amortized. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date that the Company can demonstrate all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. Until these criteria are met, expenditures are expensed as incurred.

e) Right-of-use assets and lease liability

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated amortization and is disclosed under right-of-use assets on the statement of financial position. The right of use assets are depreciated over the shorter of the lease term and their estimated useful lives unless it is reasonably certain that the Company will obtain ownership at the end of the lease term, in which case, the estimated useful life of the asset is used. The lease liability has been disclosed as a separate line item, allocated between current and non-current liabilities. The lease liability associated with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company's incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

A summary of the expected life and residual values for the Company's right-of-use assets as at May 31, 2026 and 2025 was as follows:

	Expected Life	Residual Values
Property leases	2 - 5 years	-

f) Impairment

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If an indication exists, then the asset's carrying amount is assessed for impairment. An impairment loss is recognized in net income (loss) if the carrying amount of an asset exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing fair value less costs to sell, the Company must estimate the price that would be received to sell the asset less any incremental costs directly attributable to the disposal. In assessing value in use, the estimated cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognized in prior periods are assessed at each reporting date for indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and the decrease in impairment loss can be objectively related to an event occurring after the impairment was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in net income (loss).

g) Share based compensation

Share based compensation expense relates to stock options and restricted share units. Stock-based compensation expense relates to the fair value of the awards being expensed over their respective vesting periods.

Stock Options

The grant date fair value of stock options is measured using the Black-Scholes option pricing model and is recognized as an expense, with a corresponding increase in contributed surplus in equity, over the vesting period. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon exercise of stock options, the consideration paid by the holder is included in share capital and the related contributed surplus associated with the stock options exercised is reclassified into share capital. Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

Restricted share units ("RSUs")

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

h) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost within the Statements of Loss and Comprehensive Loss. As at May 31, 2026, the Company did not have any provisions.

i) Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus and the fair value recorded under warrant reserve. If shares are issued within the conversion option on convertible securities' exercise, the share capital account also comprises the equity component of any of the convertible securities. Common shares issued for consideration other than cash are valued based on the fair value at the date the common shares are issued.

j) Share purchase warrants

Share purchase warrants when issued were initially measured at fair value using a Black Scholes model and the fair value is recognized in Warrants Reserve. When the share purchase warrants are exercised, the fair value attributable to the warrants exercised are added to the proceeds received and shown under share capital.

k) Derivative financial liability

When the Company issues warrants with exercise prices denominated in currencies other than in the Canadian dollar, the warrants are classified and presented as derivative financial liabilities and measured at fair value. The fair values of such warrants are determined using the Black‐Scholes option pricing model. At the end of each reporting period, the derivative financial liability is re‐measured at fair value with changes in fair value recognized in profit and loss. Derivative financial liabilities have been disclosed in Note 10.

l) Revenue from contracts with customers

Revenue is recognized at the point in time when the customer obtains control of the product and/or service. Control is achieved when a product is delivered to or the service is performed for the customer, the Company has a present right to payment for the product and/or service, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product and/or service. For contract services that last over a year, revenue is recognized over the duration of the contract.

m) Government grants

Research and experimental development tax credits are recognized using the cost reduction method in the year that they are received by the Company. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments, if required, are reflected in the year when such assessments are received.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

n) Finance costs

Finance costs comprise interest expense on borrowings, costs associated with securing debt instruments and unwinding of the discount on provisions.

o) Research and development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and the Company is committed, and has the resources, to complete the project. During the years ended May 31, 2026 and 2025, no development costs were deferred and accounted for as identified intangible assets.

p) Income tax

Income tax expense is comprised of current and deferred income taxes. Income tax is recognized in net income (loss) and other comprehensive income (loss) except to the extent that it relates to items recognized in equity on the consolidated statements of financial position. Current income tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Deferred income taxes are recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the Financial Statements. Deferred income taxes are determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered.

q) Earnings (loss) per share

Earnings (loss) per share is computed by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Under this method, the weighted average number of common shares used to calculate the dilutive effect in the Statements of Loss and Comprehensive Loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.

In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

r) Operating segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other operating segments. All operating segments' results are reviewed regularly by senior management to make decisions about resources to be allocated to the operating segment and assess its performance. Operating segment results that are reported to senior management include items directly attributable to an operating segment as well as those that can be allocated on a reasonable basis. The Company has one reportable operating segment.

s) Standards adopted in the year

The Company did not adopt any new accounting standards during the year ended May 31, 2026.

t) New interpretations and amendments not yet adopted

There are no new interpretations or amendments not yet adopted that the Company expects will have a material impact on the Financial Statements.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The significant accounting estimates and judgments set out below have been applied consistently to all periods presented in these Financial Statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, RSUs, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

5. DEPOSITS AND PREPAID EXPENSES

	May 31, 2026 $	May 31, 2025 $
Prepaid insurance	311,373	361,516
Prepaid investor relations	59,100	177,418
Prepaid consulting fees	37,670	12,215
Prepaid equipment	34,679	337,186
Deposits	56,092	50,697
Prepaid conferences	21,590	14,126
Other	280,695	208,564
Total	801,199	1,161,722

6. OTHER RECEIVABLES

	May 31, 2026 $	May 31, 2025 $
HST/VAT receivable	175,766	122,249
Due from related party	77,610	77,353
Services receivable	-	104,765
Other	-	57
Total	253,376	304,424

The Company's exposure to credit risk related to other receivables is disclosed in Note 19.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

7. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at May 31, 2026 and 2025:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Computer Equipment $	Research Equipment $	Capital Work in Progress $	Total $
Cost:
Balance at May 31, 2024	40,005	179,246	1,535,581	98,557	1,754,108	-	3,607,497
Additions	18,464	5,498	53,881	17,199	398,455	969,799	1,463,296
Balance at May 31, 2025	58,469	184,744	1,589,462	115,756	2,152,563	969,799	5,070,793
Additions	25,000	105,562	274,974	85,316	335,848	4,059,630	4,886,330
Transfers	-	-	-	-	4,657,181	(4,657,181)	-
Balance at May 31, 2026	83,469	290,306	1,864,436	201,072	7,145,592	372,248	9,957,123
Accumulated depreciation:
Balance at May 31, 2024	11,668	43,623	337,807	35,003	50,764	-	478,865
Charge for the year	12,309	35,580	309,685	21,010	103,885	-	482,469
Balance at May 31, 2025	23,977	79,203	647,492	56,013	154,649	-	961,334
Charge for the year	17,221	45,274	347,974	32,043	189,081	-	631,593
Balance at May 31, 2026	41,198	124,477	995,466	88,056	343,730	-	1,592,927
Carrying amounts:
At May 31, 2024	28,337	135,623	1,197,774	63,554	1,703,344	-	3,128,632
At May 31, 2025	34,492	105,541	941,970	59,743	1,997,914	969,799	4,109,459
At May 31, 2026	42,271	165,829	868,970	113,016	6,801,862	372,248	8,364,196

As at May 31, 2026, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

8. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at May 31, 2026 and 2025:

Total $
Cost:
Balance at May 31, 2024	218,145
Additions	161,949
Disposals	(144,289)
Balance at May 31, 2025	235,805
Additions	472,214
Disposals	(161,949)
Balance at May 31, 2026	546,070
Accumulated Depreciation:
Balance at May 31, 2024	92,603
Charge for the year	53,833
Disposals	(74,549)
Balance at May 31, 2025	71,887
Charge for the year	70,482
Disposals	(76,476)
Balance at May 31, 2026	65,893
Carrying amounts:
At May 31, 2024	125,542
At May 31, 2025	163,918
At May 31, 2026	480,177

The property leases are for Aduro's research office located at 542 Newbold Street, London, Ontario and a leased vehicle.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

9. LEASE LIABILITY

	May 31, 2026 $	May 31, 2025 $
Gross lease obligations	585,919	188,696
Deferred finance charges	(101,164)	(17,743)
Total lease liability	484,755	170,953
Less: Current portion	89,436	60,621
Non-current portion	395,319	110,332

Interest on lease liabilities included in finance costs (Note 14)	13,747	11,859
Incremental borrowing rate at initial application date	8.70%	8.45%
Total cash outflow for the lease liability	75,090	58,649

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 19.

10.  DERIVATIVE FINANCIAL LIABILITY

During the year ended May 31, 2026, the Company issued a total of 1,605,021 warrants for a three-year period in connection with the Company's underwritten U.S. public offerings. 545,024 warrants were issued with an exercise price of US$10.13; 999,999 warrants were issued at an exercise price of US$16.00 and 59,998 warrants were issued at an exercise price of US$14.375. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $8,332,321, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.49% to 2.93%
Expected life	3 years
Expected volatility	58.05% to 63.99%
Dividend rate	Nil

During the year ended May 31, 2025, the Company issued a total of 53,181 warrants, for a five-year period, with an exercise price of US$4.675, in connection with the Company's underwritten U.S. public offering. The derivative financial liability has been recognized at fair value on the date of issuance, being $182,137, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.89% to 3.14%
Expected life	5 years
Expected volatility	63.05% to 64.06%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statement of loss and comprehensive loss. For the year ended May 31, 2026, the Company recorded an increase in the fair value of the derivative financial liability of $9,979,637 (2025: $220,916).

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

The following table summarizes the continuity of the derivative liability for the year ended May 31, 2026 and 2025:

	May 31, 2026 $	May 31, 2025 $
Balance beginning of the year	403,053	-
Fair value of the derivative financial liability on the date of issuance	8,332,321	182,137
Fair value changes of the derivative financial liability	9,979,637	220,916
Fair value of derivative liability reversed on exercise of warrants	(1,564,479)	-
Balance end of year	17,150,532	403,053

The fair value at May 31, 2026 and 2025 were estimated using the Black-Scholes pricing model, based on the following assumptions:

	May 31, 2026	May 31, 2025
Risk-free interest rate	2.91% to 3.08%	2.84%
Expected life	2.03 to 3.44 years	4.44 years
Expected volatility	65.68% to 67.91%	64.63%
Dividend rate	Nil	Nil

11. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at May 31, 2026, the issued and outstanding common shares of the Company consisted of 33,867,884 common shares and nil preferred shares (May 31, 2025: 29,613,178 common shares and nil preferred shares).

On December 22, 2025, the Company closed an underwritten U.S. public offering of 1,739,130 common shares at a public offering price of US$11.50 per common share for gross proceeds of $27,495,993. In addition, the Company issued 869,565 warrants, for a three -year period, with an exercise price of US$16.00 and 52,172 warrants, for a three -year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On January 30, 2026, the Company closed an underwriter's over-allotment option of 260,869 common shares at a public offering price of US$11.50 per common share for gross proceeds of $4,068,591. In addition, the Company issued 130,434 warrants, for a three -year period, with an exercise price of US$16.00 and 7,826 warrants, for a three -year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

On June 11, 2025, the Company closed an underwritten U.S. public offering of 947,868 common shares at a public offering price of US$8.44 per common share for gross proceeds of $10,932,008. In addition, the Company issued 473,934 warrants, for a three -year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On June 20, 2025, the Company closed an underwriter's over-allotment option of 142,180 common shares at a public offering price of US$8.44 per common share for gross proceeds of $1,647,359. In addition, the Company issued 71,090 warrants, for a three -year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

During the year ended May 31, 2026, 253,739 June 2024 Share Warrants were exercised at an exercise price of $5.20, 7,414 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 266,944 options were exercised at an exercise price of $2.1125, 7,077 options were exercised at an exercise price of $2.2750, 74,000 options were exercised at an exercise price of $2.34, 160,346 options were exercised at an exercise price of $3.25, 14,500 options were exercised at an exercise price of $3.5425, 92,308 options were exercised at an exercise price of $4.16, 65,000 options were exercised at an exercise price of $6.50, and 27,000 options were exercised at an exercise price of $9.00, resulting in the issue of 968,328 common shares and gross proceeds of $3,733,167. Additionally, 51,497 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 25,741 common shares and the cancellation of the remaining 25,756 warrants, leading to a reclassification of $460,861 from derivative financial liability to share capital. Additionally, 100,590 June 2025 Share Warrants were exercised at an exercise price of US$10.13 generating gross proceeds of US$1,018,977 and resulting in the issuance of 100,590 common shares, with $1,103,618 reclassified from derivative financial liability to share capital.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one -half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Toronto Stock Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$4,000,002. In addition, the Company issued 47,058 warrants, for a five -year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five -year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five -year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 69,500 options were exercised at an exercise price of $2.1125, 37,692 options were exercised at an exercise price of $2.34, 13,154 options were exercised at an exercise price of $3.25, 23,798 options were exercised at an exercise price of $3.5424, 20,615 options were exercised at an exercise price of $4.843, 1,619 options were exercised at an exercise price of $6.50, and 40,000 options were exercised at an exercise price of $9.00, resulting in the issue of 1,853,661 common shares and gross proceeds of $6,031,476.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

Stock Options:

As at May 31, 2026, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
581,715	$2.1125	4.91	April 30, 2031
282,463	$2.3400	5.72	February 20, 2032
116,000	$2.2750	6.05	June 20, 2032
451,585	$3.2500	1.58	December 29, 2027
172,386	$3.5425	2.28	September 11, 2028
57,731	$3.5425	2.49	November 29, 2028
704,244	$6.5000	3.18	August 6, 2029 *
243,000	$9.0000	3.62	January 15, 2030
738,500	$13.500	4.09	July 3, 2030 **
3,347,624	$6.3242	3.75

  *  Subsequent to May 31, 2026, 1,538 options were expired unexercised.

  ** Subsequent to May 31, 2026, 11,023 options were expired unexercised.

  A continuity schedule of the incentive stock options is as follows:

	May 31, 2026		May 31, 2025
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of year	3,323,223	$4.0988	2,454,940	$2.7107
Granted	743,500	13.5000	1,136,169	7.1821
Exercised	(707,175)	3.3587	(206,378)	4.0335
Cancelled	(11,924)	9.4353	(61,508)	5.8689
Outstanding, end of year	3,347,624	$6.3242	3,323,223	$4.0988
Exercisable, end of year	2,733,263	$5.1003	2,569,926	$3.2297
Weighted average life (years)	3.75		4.58

The fair value of the stock options granted during the years ended May 31, 2026 and 2025 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

	May 31, 2026	May 31, 2025
Risk-free interest rate	2.92%	from 3.02% to 3.14%
Expected life	5 years	from 1 to 5 years
Expected volatility	66.38%	from 54.41% to 64.16%
Dividend rate	Nil	Nil

For the year ended May 31, 2026, an expense of $5,166,101 (2025: $3,235,588) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

Share Purchase Warrants:

As at May 31, 2026, the following table details the share purchase warrants issued by the Company:

Description	Expiry Date	Outstanding at May 31, 2026	Exercise price	Term (years)
June 2024 Share Warrants *	June 17, 2026	71,057	$5.200	2
June 2024 Finder Warrants *	June 17, 2026	13,462	$5.200	2
November 2024 Share Warrants	November 7, 2029	1,684	US$4.675	5
June 2025 Share Warrants	June 10, 2028	444,434	US$10.130	3
December 2025 Share Warrants	December 21, 2028	869,565	US$16.000	3
December 2025 Share Warrants	December 21, 2028	52,172	US$14.375	3
January 2026 Share Warrants	January 29, 2029	130,434	US$16.000	3
January 2026 Share Warrants	January 29, 2029	7,826	US$14.375	3
Total outstanding and exercisable		1,590,634
Weighted average exercise price and remaining term (in years)			$18.8159	2.29

        *  Subsequent to May 31, 2026, 71,050 June 2024 Share Warrants and 13,461 June 2024 Finder Warrants were exercised (see Note 22) and remaining 8 warrants expired unexercised.

A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	493,076
Cancelled/Expired/Exercised	(1,719,409)
Outstanding and exercisable, May 31, 2025	398,854
Issued	1,605,021
Cancelled/Expired/Exercised	(413,241)
Outstanding and exercisable, May 31, 2026	1,590,634

The carrying amounts of the June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2026, 253,739 June 2024 Share Warrants were exercised at an exercise price of $5.20, 7,414 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 261,153 common shares and $226,401 being reclassified from warrants reserve to share capital and $7,007 being reclassified from contributed surplus to share capital. Additionally, 51,497 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 25,741 common shares and the cancellation of the remaining 25,756 warrants, leading to a reclassification of $460,861 from derivative financial liability to share capital. Additionally, 100,590 June 2025 Share Warrants were exercised at an exercise price of US$10.13 resulting in the issuance of 100,590 common shares, leading to a reclassification of $1,103,618 from derivative financial liability to share capital.

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 1,647,283 common shares and $1,247,778 being reclassified from warrants reserve to share capital and $44,166 being reclassified from contributed surplus to share capital.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

The fair value of the warrants issued during the years ended May 31, 2026 and 2025 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

	May 31, 2026	May 31, 2025
Risk-free interest rate	from 2.91%	from 2.84% to 3.85%
Expected life	3 years	from 2 to 5 years
Expected volatility	67.91%	from 50.35% to 64.63%
Dividend rate	Nil	Nil

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one -for- one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one -for- one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one -for- one basis into common shares of the Company for no additional consideration.

Restricted Share Units

On July 3, 2025, the Company awarded 100,000 RSUs to a consultant of the Company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The first tranche of the RSU vested immediately upon the date of award, at which time the Company issued 35,000 common shares. The second tranche of 35,000 RSU's vested 6 months following the date of grant on January 3, 2026, and the third tranche of 30,000 RSU's vest 12 months following the date of grant. For the year ended May 31, 2026, an expense of $1,191,450 (2025: Nil) was recognized for services provided based on vesting conditions of RSUs. The amount recognized reflected the vesting duration of the RSUs.

12. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the years ended May 31, 2026 and 2025, compensation of key management personnel was as follows:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Salary and related costs	1,427,660	1,054,465
Professional fees	328,333	378,001
Share-based compensation expense (Note 17)	2,313,401	1,079,812
	4,069,394	2,512,278

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

As at May 31, 2026 and 2025, the outstanding balance for related parties was comprised of the following:

	May 31, 2026 $	May 31, 2025 $
Due to key management personnel	18,989	34,668
Due from key management personnel	77,610	77,353

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

13. REVENUE

The Company entered into technical evaluation and collaboration agreements with organisations for evaluation of the Company's HPU and HBU technology. Revenue in the amount of $167,206, recognized in the Statements of Loss and Comprehensive Loss, resulted from services completed during the year ended May 31, 2026, pursuant to the technical evaluation and collaboration agreements (2025: $231,212).

14. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Lease finance charges (Note 9)	13,747	11,859
Other finance costs	-	462
Total finance costs	13,747	12,321

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

15. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Salary and related costs (Note 17)	3,539,068	2,601,211
Investor relations and communication costs (Note 17)	1,358,257	837,683
Office and general	1,389,313	1,038,661
Professional fees (Note 17)	2,254,879	750,861
Transfer agent and filing costs	575,096	351,242
Travel	618,289	313,784
Conferences	129,643	86,343
Automobile	41,973	21,916
Bank charges	17,749	14,779
Other	106,102	77,438
Total general and administrative	10,030,369	6,093,918

16. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Project related expenses (Note 17)	2,305,804	1,742,825
Salary costs allocated (Note 17)	4,786,811	3,348,280
Payments to research partners	92,984	116,482
Professional fees - patent development costs	288,118	251,231
Total research and development	7,473,717	5,458,818

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

17. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Expense recognized for services provided based on vesting conditions of stock options (Note 11)	5,166,101	3,235,588
Expense recognized for services provided based on vesting conditions of restricted share units (Note 11)	1,191,450	-
Total share-based compensation expense	6,357,551	3,235,588

Share-based compensation expense is included in the Statement of Loss and Comprehensive loss as follows:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Investor relations and communication costs (Note 15)	-	54,548
Professional fees (Note 15)	1,521,158	12,886
Salary and related costs (Note 15)	1,733,173	1,279,063
Project related expenses (Note 16)	581,028	411,321
Salary costs allocated (Note 16)	2,522,192	1,477,770
Total share-based compensation expense	6,357,551	3,235,588

18. INCOME TAXES

The following provides a reconciliation of loss before income taxes to total income taxes recognized in the Statements of Loss and Comprehensive Loss:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Loss before income taxes	(26,849,013)	(12,145,790)
Statutory rate	26.98%	26.97%
Expected income tax recovery	(7,244,516)	(3,276,235)
Deductible and non-deductible items	3,287,148	529,315
True-up of prior year amounts	1,056,789	(386,442)
Unrecognized benefit of non-capital losses	2,900,579	3,133,362
Total income taxes	-	-

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

As at May 31, 2026 and 2025, the nature of the Company's temporary differences were as follows:

	Year ended May 31, 2026 $	Year ended May 31, 2025 $
Tax loss carry forwards	33,514,000	25,435,000
Property and equipment and intangible assets	(675,000)	(337,000)
Other temporary differences	(11,000)	(11,000)
Finance costs and financing allowance	4,182,000	1,162,000
Valuation allowance	(37,010,000)	(26,249,000)
Total deductible temporary differences not recognized	-	-

As at May 31, 2026, the Company has accumulated non-capital losses for the Canadian income tax purposes totaling approximately $33,514,354 (May 31, 2025 - $22,490,754). The losses expire in the following periods:

	Year of Origin	Year of Expiry	Amount $
	2012	2032	30,713
	2013	2033	127,913
	2014	2034	46,501
	2015	2035	75,044
	2016	2036	103,332
	2017	2037	177,009
	2018	2038	347,092
	2019	2039	457,633
	2020	2040	533,468
	2021	2041	902,646
	2022	2042	3,090,215
	2023	2043	4,313,207
	2024	2044	5,286,752
	2025	2045	6,999,229
	2026	2046	11,023,600
Total tax loss carry forwards			33,514,354

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

19.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liabilities have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar and Euro cash, receivables and trade payables. US dollar and Euro financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

	May 31, 2026 US $	May 31, 2025 US $
Cash and cash equivalents	25,030,800	3,462,908
Service receivable	-	12,500
Trade payables	(3,366)	(10,218)
Net US dollar exposure	25,027,434	3,465,190

As at May 31, 2026, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a US$2,502,743 pre-tax gain (May 31, 2025: US$346,519 gain) from the Company's financial instruments.

	May 31, 2026 EURO	May 31, 2025 EURO
Cash and cash equivalents	175,841	15,213
VAT receivable	15,631	37
Trade and other current liabilities	(47,653)	(6,753)
Net Euro exposure	143,819	8,497

As at May 31, 2026, with other variables unchanged, a $0.10 change in the Canadian dollar against the Euro would result in a Euro 14,382 pre-tax gain (May 31, 2025: Euro 850 gain) from the Company's financial instruments.

As at May 31, 2026, the Company held $38,298,048 in cash and cash equivalents, of which $38,015,120 was held with financial institutions in Canada and $282,928 was held with financial institutions in the Netherlands.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at May 31, 2026 was $38,375,658 (May 31, 2025: $7,140,021).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for years ended May 31, 2026 and 2025.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at May 31, 2026:

		Due prior to
	Amount	2027	2028	2029	2030	2031
	$	$	$	$	$	$
Trade payables and other current liabilities	707,067	707,067	-	-	-	-
Lease liability (Note 9)	484,755	89,436	97,237	105,254	118,085	74,743
Total expected maturities	1,191,822	796,503	97,237	105,254	118,085	74,743

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

20. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company's activities are managed and monitored by senior management as one operating segment. These consolidated financial statements are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at May 31, 2026, the Company's operations and assets were in Canada and the Netherlands.

As at May 31, 2026, geographic information was as follows:

	Canada $	Netherlands $
Assets	47,757,959	439,037
Loss and comprehensive loss	(26,455,927)	(393,086)

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2026 Expressed in Canadian Dollars

As at May 31, 2025, geographic information was as follows:

	Canada $	Netherlands $
Assets	12,810,611	23,809
Loss and comprehensive loss	(11,885,110)	(260,680)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $167,206 for the year ended May 31, 2026 related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for evaluation of the Company's HPU and HBU technology (Note 13).

21. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended May 31, 2026 and 2025, the net change in non-cash working capital balances consists of the following:

	May 31, 2026 $	May 31, 2025 $
Other receivables	51,048	23,853
Deposits and prepaid expenses	360,523	(820,478)
Trade payables and other current liabilities	277,411	(33,513)
Project contributions payable	464	464
Net change in non-cash working capital balances	689,446	(829,674)

22. SUBSEQUENT EVENTS

Underwritten U.S. Public Offering

On June 11, 2026, the Company closed an underwritten U.S. public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses.

Non-brokered private placement

On June 24, 2026, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810), before deducting finder fees and offering expenses.

Exercise of options and warrants

Subsequent to May 31, 2026, 71,050 June 2024 Share Warrants were exercised at an exercise price of $5.20, 13,461 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 6,500 options were exercised at an exercise price of $2.1125, 6,000 options were exercised at an exercise price of $2.275, 79,000 options were exercised at an exercise price of $2.34, 117,655 options were exercised at an exercise price of $3.25, 1,000 options were exercised at an exercise price of $3.5425, 15,192 options were exercised at an exercise price of $6.50, 15,000 options were exercised at an exercise price of $9.00, 21,477 options were exercised at an exercise price of $13.50, for total gross proceeds of $1,561,307.  Additionally, 30,000 shares were issued upon vesting of RSUs on July 3, 2026.